08001234

Emeco Holdings Limited

6 March 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC Mail Processing Section
MAR 10 2008
Washington, DC
112

Ladies and Gentlemen

SUPPL

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 6 March 2008 – Change in Substantial Holding – Maple Brown Abbott*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

Nicole Burns
PA to Company Secretary

Encl (1)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Form 604 Exemption File No. 82-35011

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Emeco Holdings Limited

ACN/ARSN: 112 188 815

1. Details of substantial holder(1)

Name: Maple-Brown Abbott Limited
ACN/ARSN (if applicable): 001 208 564

There was a change in the interests of the substantial holder on 04 /03 / 08
The previous notice was given to the company on 12 /02/ 08
The previous notice was dated 08 /02/ 08

SEC Mail Processing
Section

MAR 10 2008

Washington, DC
112

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	45,607,652	7.23%	52,490,260	8.32%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
04/03/08	Refer Annexure A	Purchases	----------Refer	Annexure	B------------

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
---------	----------------	Refer Annexure	C--------------	---------	-------------

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Richard Grundy capacity Company Secretary

sign here date 06 / 03 /08

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

Emeco Holdings
Registered Shareholdings as at 8 February 2008

Registered Name	Address	Holding
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	42,777,641
Brown Brothers Harriman	40 Water Street, BOSTON MA 02109	1,452,819
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	1,200,000
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	165,866
RBC Dexia Investor Services Bank S.A. (Dublin)	George's Quay House, 43 Townsend Street, DUBLIN 2 IRELAND	11,326
		45,607,652

Annexure B

Emeco Holdings

Net Trades between 9 February 2008 and 4 March 2008

Date	Quantity	Consideration
11-Feb-2008	309,673	237,116.59
12-Feb-2008	219,478	170,409.15
15-Feb-2008	800,000	615,046.74
18-Feb-2008	500,000	379,641.15
19-Feb-2008	600,000	458,998.79
21-Feb-2008	100,000	76,710.38
22-Feb-2008	77,065	59,116.85
25-Feb-2008	176,448	137,105.56
26-Feb-2008	28,572	22,204.20
28-Feb-2008	616,079	485,446.20
29-Feb-2008	1,000,000	772,017.23
03-Mar-2008	601,836	451,532.00
04-Mar-2008	1,853,457	1,375,329.97
	6,882,608	5,240,674.81

Annexure C

Emeco Holdings
Registered Shareholdings as at 4 March 2008

Registered Name	Address	Holding
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	49,610,249
Brown Brothers Harriman	40 Water Street, BOSTON MA 02109	1,452,819
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	1,250,000
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	165,866
RBC Dexia Investor Services Bank S.A. (Dublin)	George's Quay House, 43 Townsend Street, DUBLIN 2 IRELAND	11,326
		52,490,260

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	06-Mar-2008
Time	17:26:51
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

END